Gina R. Wardlow Director and Corporate Counsel Law Department – Prudential Retirement

The Prudential Insurance Company of America 200 Wood Avenue South Iselin, NJ 08830 Tel 732 482-4568 Fax 732 482-8022 gina.wardlow@prudential.com

May 25, 2011

Sally Samuel, Esquire

Senior Counsel, Office of Insurance Products

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-4644

RE:	PRIAC Variable Contract Account A
Initial Registration Statement on Form N-4
File Nos. 333-170345 and 811-21988

Dear Ms. Samuel:

This submission responds to your comment letter dated December 30, 2010 on the above-referenced Form N-4 Registration Statement. To assist you with your review, below we restate each of your comments and follow with our response. In addition, we include herewith a printed copy of the Pre-Effective Amendment No. 1 to the Registration Statement marked to show the changes we propose in response to your comments and to reflect certain other disclosure changes we have made. The letter and blacklined draft have been filed as correspondence on EDGAR. We have filed all required exhibits and disclosures.

1.	Cover

(a) Please confirm that all information shown in the first two pages will actually fit on one cover page. Otherwise, delete all information not required by form N-4 to be on the cover.

RESPONSE: All required disclosure is contained on the cover page of the Prospectus.

(b) Please also eliminate the reference to “Preliminary” Prospectus and Statement of Additional Information (“SAI”) and revise the date of the Prospectus and SAI to reflect effective date of registration statement.

RESPONSE: All references to “Preliminary” Prospectus and Statement of Additional Information (“SAI”) have been removed. The Prospectus and SAI have been updated to reflect an effective date of registration.

2.	Glossary (Page 1)

In the body of the Prospectus, please define each defined term the first time it is used. Accordingly, delete the last sentence of the introduction to the Glossary of terms.

RESPONSE: The Prospectus has been updated to define each defined term the first time it is used and to remove the last sentence of the introduction to the Glossary.

3.	Summary (Page 9-10)

(a) In the discussion of the cancellation right in the last paragraph of the Section 1 summary, please revise this discussion such that you return the greater of Contract Value or Purchase Price, less fees and charges, when applicable law requires that you return Purchase Payments. This change should also be made in other parts of Prospectus where this issue is discussed. (See, discussions on page 13 and 37, for example.)

RESPONSE: We have revised the discussion to indicate that the greater of the Contract Value or Purchase Payments, less fees and charges, will be returned when applicable law requires the return of Purchase Payments.

(b) Please specify all applicable refund periods and disclose how they affect cancellation rights under the contract.

RESPONSE: We have revised these sections to disclose the maximum number of days provided by applicable law (30 days) and revised the discussion to indicate that the greater of the Contract Value or Purchase Payments, less fees and charges, will be returned when applicable law requires the return of Purchase Payments.

4.	Redemption Fees and Abusive Trading Practices (Pages 15-16)

Since there is only one variable investment option, please revise the language in this discussion which indicates there may be more than one.

RESPONSE: The language in the Redemption Fees and Abusive Trading Practices discussion has been revised to indicate there is only one variable investment option.

5.	Life Annuities (Page 17)

Please provide your legal basis for charging an 8.25% Load charge at annuitization. Also, please explain why this charge, if appropriate, is not reflected in the fee table and examples pursuant to Item 3.

RESPONSE: We do not charge an 8.25% Load to the investor. The reference to an 8.25% load describes a percentage that if applied to the annuitized account balance would result in an amount that may cover the expected cost to Prudential for administering payment of the guaranteed annuity benefit. The section describes all minimum guarantee assumptions, including the load, used to determine the amount of the monthly guaranteed annuity benefit Prudential can support. If current assumptions, including the cost to administer the benefit, result in a more favorable annuity benefit for the investor, current assumptions are applied and the investor will receive the more favorable benefit. The discussion has been revised accordingly.

6.	Payout Options (Page 19)

Please specify what happens if the Contract is deemed to have no designated Beneficiary Under Choices 3 and 4.

RESPONSE: In the event the Contract is deemed to have no designated Beneficiary, the Beneficiary could only choose Payout Option Choice 1 or Choice 2. The discussion has been revised to clarify that Choice 1 and Choice 2 are the only payout options available if the Contract is deemed to have no designated Beneficiary.

7.	Income Base (Page 22)

Please clarify in the third sentence that you are referring to the Retirement Plan Income Base.

RESPONSE: The third sentence in the Income Base section of the Prospectus has be revised to clarify reference to the Retirement Plan Income Base.

8.	Retirement Plan Guaranteed Withdrawal Lock-In Date Not Elected (Page 24)

Please explain why the election must be made before purchasing this contract, rather than at the time the contract is purchased.

RESPONSE: The election to lock-in the guaranteed withdrawal benefit is not required to be made prior to purchasing the contract. Participants may lock-in their guaranteed withdrawal benefit while in the Retirement Plan or may lock-in their guaranteed withdrawal benefit under the Annuity. The sub-section headings have been revised to clarify the same.

9.	Multiple Retirement Plans-Transfer of Guaranteed Values (Page 27)

Please specify when the lock-in dates must be elected.

RESPONSE: The examples within the Multiple Retirement Plans – Transfer of Guaranteed Values have been revised to specify the age at lock-in for each example.

10.	Other Important Considerations (Page 30)

Please delete the first bullet, as all terms and conditions of the Contract and custodial agreement which must be complied with must be specified in the Prospectus.

RESPONSE: The first bullet has been deleted as requested.

11.	SAI-Allocation of Initial Purchase Payment (Page 2)

Please revise the last sentence to clarify that the allocation of the minimum initial purchase payment will be in compliance with Rule 22c-1.

RESPONSE: The Allocation of Initial Purchase Payment section of the SAI has been removed from the Prospectus, for we have confirmed that this is not our business practice.

12.	Powers of Attorney

Please file new Powers of attorney which specifically relate to this filing.

RESPONSE: Attached to the present Pre-effective Amendment No. 1 are new Powers of Attorney which specifically reflect this product and its 33 Act number.

13.	Financial Statements, Exhibits, and Other Information

Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

RESPONSE: Pre-Effective Amendment No. 1 includes all necessary financial statements, exhibits, and other required or missing disclosure not included in the initial Registration Statement.

14.	Tandy Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

RESPONSE: We intend to include appropriate Tandy representations in our Request for Acceleration, which we intend to file by June 2011.

We appreciate your attention to this filing. Should you have any questions regarding this submission, please feel free to contact me at 732-482-4568.

Very truly yours,

/s/ Gina R. Wardlow

Gina R. Wardlow

Enc: 1

Cc: Adam Scaramella